Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 22, 2008

PAGE TITLE	About iPath ETNs
TAB	Overview
URL	http://www.ipathetn.com/Exchange-Traded-Notes-overview.jsp

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ABOUT iPATH EXCHANGE TRADED NOTES

iPath Exchange Traded Notes are innovative new investment products from Barclays that seek to provide investors with a new way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath Exchange Traded Notes.

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•	What are iPath Exchange Traded Notes?

•	What are the advantages of iPath ETNs?

•	How are the returns of iPath ETNs calculated?

•	How do I buy an iPath ETN?

•	How do I sell an iPath ETN?

•	Do the iPath ETNs currently available make interest payments?

•	Do the iPath ETNs currently available make dividend distributions?

•	Do the iPath ETNs currently available offer principal protection?

•	Are iPath ETNs rated?

•	Who is the issuer?

•	Who is Barclays Capital Inc.?

•	What is Barclays Global Investors’ (BGI’s) role?

•	Do iPath ETNs have voting rights?

•	Are iPath ETNs registered?

•	Are iPath ETNs linked to commodity indexes CFTC (Commodity Futures Trading Commission) regulated?

What are iPath Exchange Traded Notes?

iPath Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a new way to access the returns of market benchmarks or strategies. ETNs are not equities or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted¹. Like an index fund, they are linked to the return of a benchmark index.

What are the advantages of iPath ETNs?

iPath ETNs provide investors with convenient access to the returns of market benchmarks, minus investor fees, with easy transferability and an exchange listing. The ETN structure allows investors to achieve cost-effective investment in previously expensive or difficult-to-reach market sectors or strategies.

How are the returns of iPath ETNs calculated?

iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, minus investor fees.

How do I buy an iPath ETN?

The iPath ETNs currently available are listed on major exchanges and are available for purchase, similar to other publicly traded securities.

How do I sell an iPath ETN?

Investors can liquidate iPath ETNs one of three ways:

•	Sell in the secondary market during trading hours.

•

Redeem a large block of securities, typically 50,000 securities directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus². A redemption charge may apply.

•

Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the units times the index factor on the final valuation date, less the investor fee on the final valuation date.

Do the iPath ETNs currently available make interest payments?

No.

Do the iPath ETNs currently available make dividend distributions?

No.

Do the iPath ETNs currently available offer principal protection?

No. Investors will receive the performance of the index to which the iPath ETN is linked, less investor fees. The index may go up or down. Even if the index goes up, investors may not recover their principal once investor fees are deducted.

Are iPath ETNs rated?

No. The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC.

Who is the issuer?

The issuer, Barclays Bank PLC, is the principal subsidiary of Barclays PLC, a UK-based financial services group, and one of the largest financial services companies in the world. Barclays Bank PLC and its subsidiaries (the “Barclays Group”) have been involved in banking for over 300 years, and currently maintain a global presence with headquarters in London and banking operations in Europe, the USA, Africa, and Asia. Barclays Bank PLC operates in over 50 countries with more than 123,000 permanent employees and over 27 million customers. It is engaged primarily in banking, investment banking, and investment management.

Barclays Bank PLC’s long-term unsecured obligations are rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and Aa1 by Moody’s Investors Service, Inc.³ Barclays PLC has total assets of over $2.45 trillion (as of December 31, 2007).

Who is Barclays Capital Inc.?

Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered US broker/dealer regulated by the SEC and the FINRA.

What is Barclays Global Investors’ (BGI’s) role?

BGI’s majority-owned broker/dealer subsidiary, Barclays Global Investors Services (BGIS), will engage in the promotion of iPath ETNs to intermediaries including registered broker/dealers and registered investment advisors, and to end-users, such as mutual funds, hedge funds, and insurance companies.

Do iPath ETNs have voting rights?

No. The iPath ETNs are debt securities and have no voting rights.

Are iPath ETNs registered?

Yes. The iPath ETNs are registered under the Securities Act of 1933.

Are iPath ETNs linked to commodity indexes CFTC (Commodity Futures Trading Commission) regulated?

No. iPath ETNs are debt securities issued by Barclays Bank PLC. However, futures contracts underlying the relevant market index may be regulated by the CFTC.

¹	With short sales, you risk paying more for a security than you receive from its sale.

²	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

³	Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

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